UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 4)*

Under the Securities Exchange Act of 1934

Synageva BioPharma Corp.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

896263100

(CUSIP Number)

Leo Kirby

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 12, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	896263100

NAMES OF REPORTING PERSONS
1
Baker Bros. Advisors, LLC

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2
(a) ☐
(b) ☐

SEC USE ONLY
3

SOURCE OF FUNDS (SEE INSTRUCTIONS)
4
00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
Delaware

		SOLE VOTING POWER
	7
NUMBER OF		7,477,461(1)

SHARES
		SHARED VOTING POWER
BENEFICIALLY	8

OWNED BY

EACH		SOLE DISPOSITIVE POWER
	9
REPORTING		7,477,461(1)

PERSON
		SHARED DISPOSITIVE POWER
WITH	10

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
7,477,461(1)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
35.3% (1)(2)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
IN, HC

(1) Includes 21,000 shares of common stock underlying options issued to Julian C. Baker. See Item 5 of this Amendment No. 4 for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

(2) Based on 21,167,403 shares of the Issuer’s common stock outstanding, as disclosed in the Issuer’s 10-K filed with the SEC on March 22, 2012.

CUSIP No.	896263100

NAMES OF REPORTING PERSONS
1
Felix J. Baker

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2
(a) ☐
(b) ☐

SEC USE ONLY
3

SOURCE OF FUNDS (SEE INSTRUCTIONS)
4
OO

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States

		SOLE VOTING POWER
	7
NUMBER OF		7,645,092(1)

SHARES
		SHARED VOTING POWER
BENEFICIALLY	8

OWNED BY

EACH		SOLE DISPOSITIVE POWER
	9
REPORTING		7,645,092(1)

PERSON
		SHARED DISPOSITIVE POWER
WITH	10

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
7,645,092(1)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
36.1% (1)(2)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
IN, HC

(1) Includes 23,669 shares of common stock underlying options issued to Felix J. Baker. See Item 5 of this Amendment No. 4 for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

(2) Based on 21,167,403 shares of the Issuer’s common stock outstanding, as disclosed in the Issuer’s 10-K filed with the SEC on March 22, 2012. Assumes the exercise of options to purchase 23,669 shares of common stock issued to Felix J. Baker.

CUSIP No.	896263100

NAMES OF REPORTING PERSONS
1
Julian C. Baker

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
2
(a) ☐
(b) ☐

SEC USE ONLY
3

SOURCE OF FUNDS (SEE INSTRUCTIONS)
4
00

CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
5
☐

CITIZENSHIP OR PLACE OF ORGANIZATION
6
United States

		SOLE VOTING POWER
	7
NUMBER OF		7,642,943(1)

SHARES
		SHARED VOTING POWER
BENEFICIALLY	8

OWNED BY

EACH		SOLE DISPOSITIVE POWER
	9
REPORTING		7,642,943(1)

PERSON
		SHARED DISPOSITIVE POWER
WITH	10

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
7,642,943(1)

CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12
☐

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
36.1% (1)(2)

TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
IN, HC

(1) Includes 21,000 shares of common stock underlying options issued to Julian C. Baker. See Item 5 of this Amendment No. 4 for a detailed explanation of the shares of beneficial ownership and percentage ownership of the Reporting Persons.

(2) Based on 21,167,403 shares of the Issuer’s common stock outstanding, as disclosed in the Issuer’s 10-K filed with the SEC on March 22, 2012. Assumes the exercise of options to purchase 21,000 shares of common stock issued to Julian C. Baker.

EXPLANATORY NOTE:

THIS AMENDMENT NO. 4 TO SCHEDULE 13D IS BEING REFILED UNDER THE CORRECT CIK NUMBER OF THE ISSUER. THIS AMENDMENT WAS ORIGINALLY FILED ON APRIL 23, 2012 UNDER THE PREDECESSOR COMPANY’S CIK NUMBER DUE TO A PRINTER ERROR. NO CHANGES TO THIS AMENDED SCHEDULE 13D HAVE BEEN MADE SINCE THE ORIGINAL FILING.

Amendment No. 4 to Schedule 13D

This Amendment No. 4 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

On April 13, 2012, Baker Bros. Advisors, LLC (the “Adviser”), Baker Biotech Fund II(A), L.P., Baker Brothers Life Sciences, L.P, 14159, L.P., 667, L.P., Baker Bros. Investments, L.P., Baker Bros. Investments II, L.P., and Baker Tisch Investments, L.P. (the “Funds”), and the general partners of the Funds entered into an amended and restated management agreement (the “Management Agreement”) which gave the Adviser complete and unlimited discretion and authority with respect to the Fund’s investments and voting power over investments. The general partners of the Funds relinquished all discretion and authority with respect to the Fund’s investments and voting power over investments. In connection with the services provided by the Adviser to the Funds, the Adviser receives a management based fee that does not confer any pecuniary interest.

Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D, as amended.

Item 2.	Identity and Background.

Item 2 is restated as follows:

(a) The Reporting Persons are:

1.	Baker Bros. Advisors, LLC
2.	Felix J. Baker; and
3.	Julian C. Baker

(b) The business address of each of the Reporting Persons is:

c/o Baker Bros. Advisors, LLC

667 Madison Avenue, 21st Floor

New York, NY 10065

(212) 339-5633

(c) The principal business of Julian C. Baker and Felix J. Baker is to serve as a managing member of the Adviser (an entity engaged in investment activities). Julian C. Baker and Felix J. Baker are each 50% Managing Members of the Adviser.

Certain securities of the Issuer are owned directly by Baker Biotech Fund II(A), L.P., a limited partnership the sole general partner of which is Baker Biotech Capital II(A), L.P., a limited partnership the sole general partner of which is Baker Biotech Capital II(A) (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are owned directly by 667, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Bros. Investments, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros.Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Bros. Investments II, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital, L.P., a limited partnership the sole general partner of which is Baker Bros. Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Bros.Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Tisch Investments, L.P., a limited partnership the sole general partner of which is Baker Tisch Capital, L.P., a limited partnership the sole general partner of which is Baker Tisch Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Tisch Capital (GP), LLC.

Certain securities of the Issuer are owned directly by Baker Brothers Life Sciences, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

Certain securities of the Issuer are owned directly by 14159, L.P., a limited partnership the sole general partner of which is 14159 Capital, L.P., a limited partnership the sole general partner of which is 14159 Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of 14159 Capital (GP), LLC.

(d) and (e) During the past five years, none of the Reporting Persons nor any of the persons listed in Item 2(b) and (c) above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Baker Bros. Advisors, LLC is a limited liability company organized under the laws of the state of Delaware. The citizenship of each of Julian C. Baker and Felix J. Baker is the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Except as otherwise disclosed in this or in any previously filed Schedule 13D, all previous purchases were made with the working capital of the Fund purchasing the securities.

Item 5. Interest in Securities of the Issuer.

(a)(b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 4 are incorporated herein by reference. Such information is based upon 21,167,403 shares of Synageva BioPharma Corp.’s (the “Issuer”) common stock outstanding, as disclosed in the Issuer’s 10-K filed with the SEC on March 22, 2012.

Set forth in the table below is the aggregate number of shares of common stock of the Issuer held directly by the holders listed above, including shares that may be acquired upon exercise of certain options as of the date hereof by each of the following, together with the percentage of outstanding shares of common stock that such number represents based upon 21,167,403 shares of the Issuer’s common stock outstanding, as disclosed in the Issuer’s 10K filed with the SEC on March 22, 2012.

		Percent of Class
Name	Number of Shares	Outstanding
Baker/Tisch Investments, L.P.	206,799	1.0%
Baker Bros. Investments, L.P.	165,213	0.8%
Baker Bros. Investments II, L.P.	55,479	0.3%
667, L.P.	1,736,065	7.3%
14159, L.P.	135,739	0.5%
Baker Biotech Fund II (A), L.P.	100,490	0.5%
Baker Brothers Life Sciences, L.P.	5,077,676	18.9%
FBB Associates	143,462	0.7%
Julian C. Baker	7,642,943	36.1%
Felix J. Baker	7,645,092	36.1%

Total	7,667,112	36.1%

By virtue of the Management Agreement, the Reporting Persons may be deemed to be beneficial owners of shares owned by the Funds and may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of such securities. Julian C. Baker and Felix J. Baker are also the sole partners of FBB Associates, a general partnership, and as such may be deemed to be beneficial owners of shares owned by FBB Associates and may be deemed to have the power to vote or direct the vote and dispose or direct the disposition of those shares.

Felix J. Baker is a Director of the Issuer.

The Reporting Persons disclaim beneficial ownership of the securities held by each of the Funds and FBB Associates, and this Amendment No. 4 shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for purposes of Section 13(d) of for any other purpose.

(c) None

(d) Except as disclosed in this or any previously filed Schedule 13D, no person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities to which this schedule relates.

(e) not applicable.

Item 7.  Material to be Filed as Exhibits

Exhibit 1. Agreement regarding the joint filing of this statement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2012

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Statement on Schedule 13D relating to the Common Stock, $0.001 par value, of Synageva BioPharma Corp. is being filed with the Securities and Exchange Commission on behalf of each of them.

April 23, 2012

BAKER BROS. ADVISORS, LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing
Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker